Venable LLP

750 E. Pratt Street, Suite 900

Baltimore, MD 21202

October 8, 2020	Eric R. Smith T 410.528.2355 F 410.244.7742 ERSmith@Venable.com

VIA EDGAR

The Division of Corporate Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Attn: Valian A. Afshar, Special Counsel

100 F. Street, N.E.

Washington, DC 20549

Re:        TESSCO Technologies Incorporated

Revised Preliminary Consent Solicitation Statement filed on October 5, 2020

Filed by Robert B. Barnhill, Jr., et al. (“Mr. Barnhill”)

File No. 001-33938

Dear Mr. Afshar:

We are writing on behalf of Mr. Barnhill in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 7, 2020 (the “Comment Letter”), with respect to Mr. Barnhill’s solicitation of consents from the shareholders of TESSCO Technologies Incorporated (the “Company”) to remove and replace certain directors of the Company.

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary consent statement on Schedule 14A (the “Revised Preliminary Consent Statement”) with the Commission. The Revised Preliminary Consent Statement reflects revisions made to the revised preliminary consent statement on Schedule 14A filed on October 5, 2020 in response to the Comment Letter.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italicized type prior to Mr. Barnhill’s response. The page numbers in Mr. Barnhill’s responses refer to the page numbers in the Revised Preliminary Consent Statement.

General

1.	Please disclose the complete mailing address of the principal executive offices of the Company as required by Item 1(a) of Schedule 14A.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosure on page 22 of the Revised Preliminary Consent Statement to include the complete address of the principal executive offices of the Company.

2.	To the extent not provided, please disclose the information required by Item 5(b)(1)(ii), Item 5(b)(1)(ix), Item 5(b)(1)(xi) and Item 8 of Schedule 14A for each applicable participant and, where applicable, their associates.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosures on page 18 of the Revised Preliminary Consent Statement to include information required by Items 5(b)(1)(ii) and 5(b)(1)(ix) of Schedule 14A for each of the applicable participants and their associates. Mr. Barnhill confirms that (i) there have been no transactions that would require disclosure under Item 5(b)(1)(xi) of Schedule 14A and (ii) there is no applicable information that is required to be disclosed pursuant to Item 8 of Schedule 14A with respect to the Nominees (as defined in the Revised Preliminary Consent Statement) or the associates of such Nominees.

3.	Please revise to clarify the difference in the legal effect of marking the “Withhold” box as opposed to the “Abstain” box on the consent card.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosures on the cover page of the Revised Preliminary Consent Statement, as well as Annex C, to note that abstentions will have the same legal effect as withholding consent and that a mark to “abstain” or “withhold” will have the same effect as rejecting the actions proposed.

Solicitation of Consents; Expenses

4.	We note the following statement: “Harkins Kovler will receive customary fees for its services, plus reimbursement for its reasonable out-of-pocket expenses.” Please revise to disclose the dollar amount of the fees that Harkins Kovler will be paid for its services. See Item 4(b)(3) of Schedule 14A.

In response to the Staff’s comment, Mr. Barnhill has revised the disclosure on page 21 of the Revised Preliminary Consent Statement to include an estimate of the dollar amount of the fees that Harkins Kovler will be paid for its services.

Annex C – Form of Consent Card

5.	Please revise your form of consent card to clearly mark it as preliminary. See Rule 14a-6(e)(1).

In response to the Staff’s comment, Mr. Barnhill has revised the form of consent card on Annex C of the Revised Preliminary Consent Statement to mark it as preliminary.

* * *

Please do not hesitate to contact me or my colleague Gabriel M. Steele via e-mail at ERSmith@Venable.com and GMSteele@Venable.com if there are any comments or questions regarding the foregoing or if we can be of assistance in any way. You may contact me via telephone at (410) 528-2355 or Gabriel at (410) 244-7421. You may also reach either of us at the mailing address set forth above.

Sincerely,

/s/ Eric R. Smith

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